Exhibit 12-60

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In millions)
Earnings:
Pretax earnings	$1,275	$922	$960	$991	$962
Adjustments	(15)	(26)	71	4	7
Fixed charges	453	461	463	520	567
Net earnings	$1,713	$1,357	$1,494	$1,515	$1,536

Fixed Charges:
Interest expense	$424	$432	$441	$490	$543
Adjustments	29	29	22	30	24
Fixed charges	$453	$461	$463	$520	$567

Ratio of earnings to fixed charges	3.78	2.94	3.23	2.91	2.71